October 29, 2024

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 18, 2024
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 9, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 18, 2024 Prospectus Summary
Voting and Other Rights of Common Stock and Super Voting Preferred Stock Super Voting Preferred Stock, page 3

1. We note your response to prior comment 1 and revised disclosure indicating that
       Heather Maynard has disclaimed all interests in the 75,000 shares of Super Voting
       Preferred Stock previously issued to her. Please revise to provide additional background on why Ms. Maynard surrendered the shares and whether any consideration was paid for them. Additionally, it seems from your disclosure that the
       shares of Super Voting Preferred Stock remain "authorized and unissued" and thus
 October 29, 2024
Page 2

       could be issued at any time. If true, please restore the description of the terms of this class (e.g., regarding voting rights, convertibility, sunset provisions, etc.) in the prospectus summary and risk factor disclosure, or advise. Lastly, please revise or explain your disclosure in this section that all shares of the Super Voting Preferred
       Stock "are outstanding as of the date of this prospectus."
Relationship With and Separation From Society Pass, page 4

2. While we note your response to prior comment 5 and that Heather Maynard will no longer be your controlling stockholder, it seems that she will still be your Executive
       Chairwoman following the offering. Please revise to discuss any relationships, agreements, or affiliations that Maynard may have with Society Pass and its affiliates, including Dennis Nguyen, and acknowledge any related conflicts of interest.
       Alternatively, explain to us why this disclosure is unnecessary.
General

3. We continue to evaluate your responses to prior comment 4 and comment 18 in our letter dated September 5, 2024. To assist in our assessment, please provide additional information regarding the nature of the selling shareholders' businesses, particularly
       Grit Multi-Strategies Investment Company Limited and G Bridge Global Investment
       Limited. In this regard, we note that your response letter dated September 23, 2024 clarifies that Creative Vision Digital Limited is, to your knowledge, not in the business of underwriting or trading securities, but it remains unclear whether Grit
       Multi-Strategies Investment Company Limited is associated with the Hong Kong broker dealer Grit Securities Limited. Provide information on the nature of G Bridge
       Global Investment Limited's business as well, as we note that it is newly identified as a selling shareholder.
        Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Ted Paraskevas, Esq.